FOR IMMEDIATE RELEASE

Exceed Company Ltd. Retains Winston & Strawn LLP

Sends Cease and Desist Letter to Short Seller

Fujian, China — March 16, 2012 — Exceed Company Ltd. (NASDAQ: EDS) (“EDS”, “Exceed” or “the Company”), the owner and operator of “Xidelong” brand – one of the leading domestic sportswear brands in China, today announced that it has retained Winston & Strawn LLP to issue a cease and desist letter to D.B. Research, an independent research firm based in Chesapeake, Virginia, in connection with the reports filed by D.B. Research in August 2011 and on March 14, 2012.

Exceed has requested that D.B. Research immediately retract its statements contained in the aforementioned reports, issue a press release acknowledging the retraction, remove said reports from the its website and request removal of the reports from the Seeking Alpha website, refrain from further dissemination and distribution of the reports and any information contained within the reports, and take all other necessary actions to prevent the reports and the information contained therein from being disseminated further. Exceed will pursue further legal action should D.B. Research not comply with its request in the requested timeframe.

Furthermore, the Company notes that the report filed by D.B. Research on March 14, 2012 concerning the Company’s land purchase agreement announced on February 17, 2012 is inaccurate and willfully misleading.

Mr. Shuipan Lin, Exceed's founder, Chairman and CEO, commented, “While taking legal action is not our preferred approach, we believe it is necessary at this juncture to protect the company and its shareholders from further damage inflicted by malicious short sellers who stand to benefit financially by a decline in our share price. Exceed has and continues to maintain the highest degree of transparency and disclosure with regards to all aspects of its financial reporting and corporate communications. We will utilize all available resources at our disposal to seek redress against misrepresentations and defamatory statements made against us in an effort to maintain the positive reputation we have built over the years in financial markets and in the sportswear industry in China.”

Safe Harbor Statement

This announcement contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this form are forward-looking statements. Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot assure you that our expectations will turn out to be correct. Our future actions could be materially different from our current expectations. A number of factors could cause to differ materially from those contained in these forward-looking statements, including but not limited to changes in our goals and strategies and our financial condition. The forward-looking statements made in this announcement relate only to events or information as of the date on which this announcement is published. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date this announcement is published or to reflect the occurrence of unanticipated events.

About Exceed Company Ltd.

Exceed Company Ltd. designs, develops and engages in wholesale of footwear, apparel and accessories under its own brand, XIDELONG, in China. Since it began operations in 2002, Exceed has targeted its growth on the consumer markets in the second and third-tier cities in China. Exceed has three principal categories of products: (i) footwear, which comprises running, leisure, basketball, skateboarding and canvas footwear, (ii) apparel, which comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which comprise bags, socks, hats and caps. Exceed Company Ltd. currently trades on NASDAQ under the symbol "EDS".

For further information, please contact:

Investor Relations (Hong Kong)	Investor Relations (US)
Mahmoud Siddig	Bryan Degnan
Taylor Rafferty	Taylor Rafferty
T: +852 3196 3712	T: +1 (212) 889-4350
E: Exceed@Taylor-Rafferty.com	E: Exceed@Taylor-Rafferty.com